UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER   001-36437
CUSIP NUMBER   Y2106R11 0

(Check one):                          ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:   March 31, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DORIAN LPG LTD.
Full Name of Registrant

N/A
Former Name if Applicable

27 Signal Road
Address of Principal Executive Office (Street and Number)

Stamford, CT 06902
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Dorian LPG Ltd. (the "Company") is presently seeking to refinance its existing bridge loan agreement with DNB Capital LLC, and such refinancing, if completed, would impact the Company's assessment of its financial position and liquidity and corresponding disclosure. The Company currently anticipates completing such refinancing on or before June 29, 2018, although there can be no assurance that such refinancing will be completed by that date or at all. Therefore, the Company was unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2018 (the "Annual Report") by June 14, 2018, the prescribed due date for such filing, without unreasonable effort and expense. The Company plans to file the Annual Report as soon as practicable and in any event by June 29, 2018, as prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Theodore B. Young	(203)	674-9900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As indicated in the press release, included as Exhibit 99.1 to the Company's Current Report on Form 8-K furnished to the U.S. Securities and Exchange Commission on June 15, 2018, the Company preliminarily reported an unaudited net loss of $20.4 million in the year ending March 31, 2018, in comparison to a net loss of $1.4 million in the year ending March 31, 2017, as a result of, among other things, a reduction in revenues and an increase in interest and finance costs and general and administrative expenses, partially offset by a reduction in realized loss on derivatives, vessel operating expenses, and voyage expenses. The financial information set forth in the aforementioned press release consists of preliminary unaudited results, which will not be final until the Company files its audited financial statements in the Annual Report.

DORIAN LPG LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2018	By:	/s/ Theodore B. Young
	Name:	Theodore B. Young
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).